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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated: January 8, 2002

                            INFINEON TECHNOLOGIES AG
             (Exact name of registrant as specified in its charter)

                 ST. MARTIN-STRASSE 53, D-81541 MUNICH, GERMANY
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F    X          Form 40-F
                                               -----                    -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                                No     X
                                 -----                             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

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This Report on Form 6-K contains a press release of Infineon Technologies AG dated January 8, 2002 announcing the issuance of a convertible bond.

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                                 SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                    INFINEON TECHNOLOGIES AG
                                                          (Registrant)


Dated: 8 January 2002                      By: /s/   DR. ULRICH SCHUMACHER
                                              -------------------------------
                                              Name:  Dr. Ulrich Schumacher
                                              Title: Chairman, President and
                                                     Chief Executive Officer


                                           By: /s/   PETER J. FISCHL
                                              -------------------------------
                                              Name:  Peter J. Fischl
                                              Title: Executive Vice President
                                                     and Chief Financial Officer